Sub-Item 77(H)
                         Change in Control of Registrant
                                Wintergreen Fund

The Bill and Melinda Gates Foundation (the "Foundation") previously had control of the Wintergreen Fund (the "Fund") due to ownership of greater than 25% of the Fund's outstanding shares. On December 30, 2005, the Foundation owned 28.16% of the Fund. On January 12, 2006, the Foundation's ownership dropped below 25% and continued to decrease. On June 30, 2006, the Foundation owned 8.36% of the Fund and thus was not in control of the Fund as of that date.